Exhibit 97
COMCAST CORPORATION
Recoupment Policy
(Effective As of October 2, 2023)

This Recoupment Policy (“Policy”) has been adopted by the Board of Directors (the “Board”) and Compensation and Human Capital Committee (“CHC Committee”) of the Board of Comcast Corporation (the “Company”). This Policy requires the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws as set forth below.

If the Company is required to seek to recover incentive-based compensation awards (including any amounts determined based on or otherwise calculated therefrom) (“Awards”) received by any Covered Executive Officer (as defined below) pursuant to Rule 10D-1 of the Securities Exchange Act of 1934 (the “Exchange Act”), as implemented pursuant to Nasdaq Listing Rule 5608 (or any other applicable Nasdaq listing standard, the “Nasdaq Rules”), as a result of (i) a restatement that corrects errors that are material to previously issued financial statements or (ii) a restatement that corrects errors that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period, the applicable Awards (including any amounts or benefits arising therefrom) shall be canceled, forfeited or required to be repaid by such Covered Executive Officer to the Company to the extent required under the Nasdaq Rules.

For purposes of this policy, “Covered Executive Officers” means the officers of the Company as determined under Rule 16a-1(f) under the Exchange Act, including any former officers who served in such roles during the period covered by the Nasdaq Rules.

Any applicable agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and to incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the effective date of the Nasdaq Rules, regardless of the date on which the agreement or other document setting forth the terms and conditions of the Covered Executive Officer’s compensation became effective.

This Policy shall be administered by the CHC Committee. The CHC Committee shall have full power and authority to (i) administer and interpret this Policy, (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy and (iii) make any other determination and take any other action that it deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations (including Section 5608 of the Nasdaq Listing Rules). Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules, the Board may, in its sole discretion, at any time and from time to time, administer this Policy. The action permitted to be taken by the CHC Committee or the Board under this Policy is in addition to any and all other rights of the Company with respect to the clawback or recoupment of any compensation under applicable law and contract.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives. All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without giving effect to any choice of law or conflict of law rules or provisions (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

This Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

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